Exhibit A

CERAGON NETWORKS REPORTS 2021 FOURTH QUARTER AND
FULL YEAR FINANCIAL RESULTS

Q4 2021 Financial Highlights:

•	Revenues of $77.8 million

•	Operating income of $1.0 million on a GAAP basis, or $1.5 million on a non-GAAP basis

•	EPS of $(0.15) per diluted share on a GAAP basis, or $(0.02) per diluted share on a non-GAAP basis

Full Year 2021 Financial Highlights:

•	Revenues of $290.8 million

•	Operating income of $4.8 million on a GAAP basis, or $6.8 million on a non-GAAP basis

•	EPS of $(0.18) per diluted share on a GAAP basis, or $(0.03) per diluted share on a non-GAAP basis

Q4 & FY 2021 Business Highlights:

•	Strong yearly bookings in North America, India and Europe; 2021 annual book-to-bill above 1

•	Twenty 5G design wins to date, across all geographies

•	North America:

o	Record year ever in terms of bookings

o	5G-related bookings accounted for over 50% of all North American bookings in 2021

o	Lab tests with Tier-1 customers continued and have been successful so far

•	Europe:

o	Record year surpassing the last eight years in terms of bookings

o	5G-related bookings accounted for over 30% of all European bookings in 2021

•	India: Continued healthy demand for network upgrades and expansion

Little Falls, New Jersey, February 07, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the fourth quarter and full year ended December 31, 2021.

Doron Arazi, CEO, commented: “I’m pleased to report that we had a good end to a highly challenging year. Not only did we deliver at the high end of our projected annual revenue range, but we also successfully initiated expansion into markets beyond our core domain such as Managed Services.

“We are meeting strong industry demand with our market-staple products as well as new innovations such as IP-50FX. Though our efforts were overshadowed by the ongoing global component shortage, supply chain disruptions, shipping issues, and increased prices, we were able to maintain and grow our market share. As I look into 2022, I’m optimistic that the crises will calm down, especially in the second half of the year.”

Primary Fourth Quarter 2021 Financial Results:

Revenues were $77.8 million, up 5.1% from $74.0 million in Q4 2020 and 2.2% from $76.1 million in Q3 2021. The increase from Q3 2021 is mainly attributed to stronger sales in NA and Africa.

Gross profit was $22.8 million, giving us a gross margin of 29.4%, compared with a gross margin of 29.1% in Q4 2020 and 30.9% in Q3 2021.

Operating income (loss) was $1.0 million compared with $(1.5) million for Q4 2020 and $2.9 million for Q3 2021.

Net income (loss) was $(12.2) million, or $(0.15) per diluted share, compared with $(6.3) million, or $(0.08) per diluted share for Q4 2020 and $0.3 million, or 0.00 per diluted share for Q3 2021.

Non-GAAP results were as follows: gross margin 29%, operating income $1.5 million, and net loss of $2.0 million, or $0.02 per diluted share.

Cash and cash equivalents were $17.1 million at December 31, 2021, compared to $27.2 million at September 30, 2021.

Primary Full Year 2021 Financial Results:

Revenues were $290.8 million, up 10.6% from $262.9 million in 2020.

Gross profit was $88.4 million, giving us a gross margin of 30.4%, compared with a gross margin of 28.8% in
2020.

Operating income (loss) was $4.8 million, compared to $(7.6) million in 2020.

Net loss was $14.8 million, or $0.18 per diluted share. Net loss for 2020 was $17.1 million, or $0.21 per diluted share.

Non-GAAP results were as follows: Gross margin was 30.3%, operating income was $6.8 million, and net loss was $2.7 million, or $0.03 per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables

Revenue Breakout by Geography:

	Q4 2021	Full Year 2021
India	30%	30%
Latin America	21%	19%
North America	16%	16%
Europe	14%	16%
APAC	10%	11%
Africa	9%	8%

Outlook

We are targeting revenue growth in 2022. Assuming the global component shortage, supply chain disruptions and shipping issues will calm down, we expect yearly revenue to be between $305 - $320 million.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking the following link. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. With a vision to create equal digital opportunities for all people around the world, we bring communication capabilities everywhere by delivering robust, fiber-like wireless connectivity. We help operators and other service providers to increase operational efficiency and enhance end-customers’ quality of experience with quick-to-deploy wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies, and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provide highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 140 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions and trends on the global and local markets in which we operate, the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the continuing impact of the components shortage due to the global shortage in semiconductors and chipsets, which have caused, and could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns in ordering or projects’ deployment and other adverse effects on our industry and the risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business,;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

- Tables Follow -

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Revenues	$77,760	$74,002	$290,766	$262,881
Cost of revenues	54,929	52,447	202,389	187,236

Gross profit	22,831	21,555	88,377	75,645

Operating expenses:
Research and development, net	7,795	9,608	29,473	30,997
Selling and Marketing	9,026	8,562	33,509	33,021
General and administrative	4,983	4,849	20,589	19,199

Total operating expenses	$21,804	$23,019	$83,571	$83,217

Operating income (loss)	1,027	(1,464)	4,806	(7,572)

Financial expenses and others, net	3,397	2,756	8,625	5,923

Loss before taxes	(2,370)	(4,220)	(3,819)	(13,495)

Taxes on income	9,842	1,561	11,009	2,618
Equity loss in affiliates	-	538	-	979

Net loss	$(12,212)	$(6,319)	$(14,828)	$(17,092)

Basic and diluted net loss per share	$(0.15)	$(0.08)	$(0.18)	$(0.21)

Weighted average number of shares used in computing basic net loss per share	83,916,419	81,536,498	83,414,831	81,149,687

Weighted average number of shares used in computing diluted net loss per share	83,916,419	81,536,498	83,414,831	81,149,687

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,079	$27,101
Trade receivables, net	118,310	107,388
Other accounts receivable and prepaid expenses	17,179	14,755
Inventories	61,398	50,627

Total current assets	213,966	199,871

NON-CURRENT ASSETS:
Deferred tax assets	-	8,279
Severance pay and pension fund	5,648	6,059
Property and equipment, net	29,383	31,748
Operating lease right-of-use assets	20,233	6,780
Intangible assets, net	6,274	6,117
Other non-current assets	17,059	13,565

Total non-current assets	78,597	72,548

Total assets	$292,563	$272,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$69,436	$63,722
Deferred revenues	3,384	3,492
Short-term loans	14,800	5,979
Operating lease liabilities	4,359	3,183
Other accounts payable and accrued expenses	23,704	24,048

Total current liabilities	115,683	100,424

LONG-TERM LIABILITIES:
Accrued severance pay and pensions	10,799	11,601
Deferred revenues	9,275	7,495
Operating lease liabilities	17,210	3,840
Other long-term payables	2,445	2,933

Total long-term liabilities	39,729	25,869

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	218
Additional paid-in capital	428,244	420,958
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss	(9,507)	(8,068)
Accumulated deficit	(261,719)	(246,891)

Total shareholders' equity	137,151	146,126

Total liabilities and shareholders' equity	$292,563	$272,419

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Cash flow from operating activities:
Net loss	$(12,212)	$(6,319)	$(14,828)	$(17,092)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,458	4,749	12,246	12,861
Loss from sale of property and equipment, net	9	-	82	-
Share-based compensation expense	891	411	2,562	1,662
Increase (decrease) in accrued severance pay and pensions, net	(134)	654	(418)	488
Decrease (increase) in trade receivables, net	(8,562)	1,168	(11,150)	9,345
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	744	(732)	(6,976)	(6,661)
Decrease in operating lease right-of-use assets	2,320	1,259	5,713	5,121
Decrease (increase) in inventory, net of write off	(8,473)	1,009	(11,908)	9,919
Decrease (increase) in deferred tax asset, net	8,543	(137)	8,279	(173)
Decrease in trade payables	6,148	6,919	5,883	1,953
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(1,370)	2,081	(1,556)	1,946
Decrease in operating lease liability	(1,578)	(1,066)	(4,620)	(5,112)
Increase in deferred revenues	476	1,110	1,672	2,988
Net cash provided by (used in) operating activities	$(9,740)	$11,106	$(15,019)	$17,245

Cash flow from investing activities:
Purchase of property and equipment	(3,136)	(1,702)	(9,383)	(6,077)
Proceeds from sale of property and equipment	-	-	200	-
Purchase of intangible assets	(192)	(69)	(212)	(412)
Net cash used in investing activities	$(3,328)	$(1,771)	$(9,395)	$(6,489)

Cash flow from financing activities:
Proceeds from exercise of options	42	390	4,730	1,237
Proceeds from (repayment of) bank credits and loans, net	2,900	(11,900)	9,800	(8,621)
Net cash provided by (used in) financing activities	$2,942	$(11,510)	$14,530	$(7,384)

Translation adjustments on cash and cash equivalents	$(30)	$121	$(138)	$(210)
Increase (decrease) in cash and cash equivalents	$(10,156)	$(2,054)	$(10,022)	$3,162
Cash and cash equivalents at the beginning of the period	27,235	29,155	27,101	23,939
Cash and cash equivalents at the end of the period	$17,079	$27,101	$17,079	$27,101

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31
	2021	2020	2021	2020

GAAP cost of revenues	$54,929	$52,447	$202,389	$187,236
Share based compensation expenses	(129)	(18)	(289)	(110)
Paycheck protection program	-	-	306	-
Changes in indirect tax positions	399	202	394	199
Non-GAAP cost of revenues	$55,199	$52,631	$202,800	$187,325

GAAP gross profit	$22,831	$21,555	$88,377	$75,645
Share based compensation expenses	129	18	289	110
Paycheck protection program	-	-	(306)	-
Changes in indirect tax positions	(399)	(202)	(394)	(199)
Non-GAAP gross profit	$22,561	$21,371	$87,966	$75,556

GAAP Research and development expenses	$7,795	$9,608	$29,473	$30,997
Amortization of intangible assets	-	(1,800)	-	(1,800)
Share based compensation expenses	(50)	(114)	(236)	(243)
Non-GAAP Research and development expenses	$7,745	$7,694	$29,237	$28,954

GAAP Selling and Marketing expenses	$9,026	$8,562	$33,509	$33,021
Share based compensation expenses	(345)	(110)	(700)	(545)
Paycheck protection program	-	-	673	-
Non-GAAP Selling and Marketing expenses	$8,681	$8,452	$33,482	$32,476

GAAP General and Administrative expenses	$4,983	$4,849	$20,589	$19,199
Retired CEO compensation	-	-	(810)	-
Share based compensation expenses	(367)	(169)	(1,337)	(764)
Non-GAAP General and Administrative expenses	$4,616	$4,680	$18,442	$18,435

GAAP operating income (loss)	$1,027	$(1,464)	$4,806	$(7,572)
Share based compensation expenses	891	411	2,562	1,662
Changes in indirect tax positions	(399)	(202)	(394)	(199)
Retired CEO compensation	-	-	810	-
Amortization of intangible assets	-	1,800	-	1,800
Paycheck protection program	-	-	(979)	-
Non-GAAP operating income (loss)	$1,519	$545	$6,805	$(4,309)

GAAP financial expenses and others, net	$3,397	$2,756	$8,625	$5,923
Leases – financial income (expenses)	(706)	(229)	(1,057)	(46)
Non-GAAP financial expenses and others, net	$2,691	$2,527	$7,568	$5,877

GAAP Tax expenses	$9,842	$1,561	$11,009	$2,618
Non cash tax adjustments	(8,987)	(2)	(9,039)	(6)
Non-GAAP Tax expenses	$855	$1,559	$1,970	$2,612

GAAP equity loss in affiliates	$-	$538	$-	$979
Other non-cash adjustments	-	(538)	-	(979)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

GAAP net loss	$(12,212)	$(6,319)	$(14,828)	$(17,092)

Amortization of intangible assets	-	1,800	-	1,800
Share based compensation Expenses	891	411	2,562	1,662
Changes in indirect tax positions	(399)	(202)	(394)	(199)
Leases – financial expenses (income)	706	229	1,057	46
Paycheck protection program	-	-	(979)	-
Retired CEO compensation	-	-	810	-
Non-cash tax adjustments	8,987	2	9,039	6
Other non-cash adjustment	-	538	-	979
Non-GAAP net loss	$(2,027)	$(3,541)	$(2,733)	$(12,798)

GAAP basic and diluted net loss per share	$(0.15)	$(0.08)	$(0.18)	$(0.21)

Non-GAAP diluted net loss per share	$(0.02)	$(0.04)	$(0.03)	$(0.16)

Weighted average number of shares used in computing GAAP basic and diluted net loss per share	83,916,419	81,536,498	83,414,831	81,149,687

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	83,916,419	81,536,498	83,414,831	81,149,687